UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ashford, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Monty J. Bennett

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 044104-10-7

1	Name of Reporting Person Monty J. Bennett

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 317,226.82(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 317,226.82(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 317,226.82(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)

13	Percent of Class Represented by Amount in Row (11) 16.0%(3)

14	Type of Reporting Person IN

(1)           Includes: (a) 95,000 shares of Common Stock (as defined below) issuable upon the exercise of options granted to the Reporting Person under the Issuer’s 2014 Incentive Plan on December 11, 2014, which options vest in their entirety, if at all, three years from the date of grant; (b) 1,054.82 Units (as defined below) of Ashford Hospitality Advisors LLC, the Issuer’s operating subsidiary, which Units are redeemable, on and after November 12, 2015, for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis); and (c) 100% of the aggregate Securities (as defined below) held directly by Ashford Financial Corporation.

(2)           Excludes 195,579 shares of Common Stock  reserved, as of June 22, 2015, for issuance by the Issuer to the Reporting Person pursuant to the company’s deferred compensation plan.

(2)           Based on 1,986,259 shares of Common Stock outstanding as of May 13, 2015, as reflected in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2015.

SCHEDULE 13D

Item 1.                                                         Security and Issuer

This Amendment No. 1 dated as of June 24, 2015 (“Amendment”) to Statement on Schedule 13D dated as of November 24, 2014 (the “Original Schedule 13D” and, as amended, the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford, Inc., a Delaware corporation (the “Issuer”), and is being filed by Monty J. Bennett (the “Reporting Person”).  The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 2.                                                         Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)                                 Name.  The name of the Reporting Person is Monty J. Bennett.

(b)                                 Business Address.  The business address of the Reporting Person is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

(c)                                  Occupation and Employment.  The Reporting Person is currently Chief Executive Officer and Chairman of the Board of each of the Issuer, Ashford Hospitality Trust, Inc., and Ashford Hospitality Prime, Inc.

(d)                                 Criminal Proceedings.  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  Civil Proceedings.  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Citizenship.  The Reporting Person is a citizen of the United States.

Item 3.                                                         Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The holdings reported by the Reporting Person herein consist of: (a) 221,172 shares of Common Stock, (b) 95,000 shares of Common Stock issuable upon the exercise of options (“Options”) granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, which Options vest in their entirety, if at all, three years from the date of grant, and (c) 1,054.82 common units (“Units,” and together with the shares of Common Stock and Options held by the Reporting Person, the “Securities”) in Ashford Hospitality Advisors LLC, the operating subsidiary of the Issuer (the “Company”), held directly or indirectly by the Reporting Person.  The Units are redeemable, on and after November 12, 2015, for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis).  The Securities reported herein, other than the Options, were acquired by the Reporting Person in connection with the spin-off of the Issuer from Ashford Hospitality Trust, Inc. (including an exchange offer consummated in connection with the spin-off transaction, the “Transaction”), and subsequent to consummation of the Transaction by the Reporting Person under a Preset Diversification Program (10b5-1 Trading Plan) adopted by the Reporting Person (the “Plan”).  On December 11, 2014, the Reporting Person was granted Options to purchase 95,000 shares of Common Stock, pursuant to the Issuer’s 2014 Incentive Plan, which Options vest in their entirety, if at all, three years from the date of grant.

Proposal of Sale of Interest in Remington

Remington Holdings, LP (“Remington”), an entity owned 50% by the Reporting Person, has proposed to the Issuer (the “Remington Proposal”) the potential sale of a significant and controlling portion of the outstanding equity interests of Remington to the Issuer or its affiliates.  While there can be no certainty that any transaction will be consummated nor whether the definitive terms of any such transaction will be the same or similar to those in the Remington Proposal, the current Remington Proposal contemplates that a subsidiary of the Issuer would issue securities to the Reporting Person or his affiliates and the other Remington seller, among other consideration, in exchange for the significant and controlling equity interests of Remington, which may under certain circumstances be convertible into shares of Common Stock.  If the transaction is consummated according to the current terms of the Remington Proposal, the Reporting Person or his affiliates and the other Remington seller may be granted certain governance rights, which may include, among other things, the ability to nominate a representative for election to the board of directors of the Issuer.

Item 4.                                                         Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Person, directly or indirectly through certain affiliates, acquired the Securities through the Transaction and for investment purposes.  As a result of the Reporting Person’s position as Chief Executive Officer of the Issuer and as Chairman of the Issuer’s Board of Directors, the Reporting Person effects a measure of control over the Issuer.  The Reporting Person evaluates, and will continue to evaluate, his ownership and voting position in the Issuer and may consider the following future courses of action:  (i) continuing to hold the Securities for investment; (ii) converting, at the option of the Company, some or all of the Units into shares of Common Stock; (iii) disposing of all or a portion of the Securities in open market sales or in privately-negotiated transactions; or (iv) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions.  The Reporting Person has adopted the Plan pursuant to which additional shares of Common Stock may be purchased, from time to time, on behalf of the Reporting Person pursuant to the parameters set forth in such Plan.  The Reporting Person has also considered the Remington Proposal described in Item 3 (which description is incorporated by reference in its entirety into this Item 4).  Other than the adoption of the Plan and the Remington Proposal, the Reporting Person has not as yet determined which of the courses of action specified in this paragraph he may ultimately take.  The Reporting Person’s future actions with regard to his investments are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer’s business and the Reporting Person’s investment portfolio.

Other than as set forth above or reflected below, the Reporting Person does not have any plans or proposals that would result in any of the following:

(a)                                 the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors, except as announced by the Issuer of its intention to present a proposal to the Issuer’s stockholders at the first annual meeting of stockholders to declassify the Issuer’s Board of Directors;

(e)                                  any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   any other material change in the Issuer’s business or corporate structure;

(g)                                  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)                                     causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)                                    any action similar to any of those enumerated above.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)                                 Aggregate Number and Percentage of Securities.  The Reporting Person is deemed to beneficially own an aggregate of 317,226.82 shares of Common Stock (including (x) 95,000 shares of Common Stock issuable upon the exercise of Options granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, which Options vest in their entirety, if at all, three years from the date of grant, and (y) 1,054.82 Units that are redeemable, on and after November 12, 2015, for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis)), representing approximately 16.0% of the Issuer’s outstanding Common Stock.  The Securities are held as follows:

(i)                                     14,154 shares of Common Stock, 95,000 shares of Common Stock issuable upon exercise of Options and 143.04 Units are held directly by the Reporting Person;

(ii)                                  53,726 shares of Common Stock and 501.60 Units are held indirectly by the Reporting Person through Dartmore LP;

(iii)                               115,477 shares of Common Stock and 35.91 Units are held indirectly by the Reporting Person through MJB Investments, LP;

(iv)                              11,602 shares of Common Stock and 109.24 Units are held indirectly by the Reporting Person through Reserve, LP IV;

(v)                                 18,450 shares of Common Stock and 186.36 Units are held indirectly by the Reporting Person through Ashford Financial Corporation; and

(vi)                              7,763 shares of Common Stock and 78.67 Units are held indirectly by the Reporting Person through Reserve, LP III.

(b)                                 Power to Vote and Dispose.  The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above.

(c)                                  Transactions within the Past 60 Days.  The Reporting Person has not acquired nor disposed of shares of Common Stock or Units during the 60-day period immediately preceding the filing date of this Amendment to Schedule 13D.

(d)                                 Certain Rights of Other Persons.  Not applicable.

(e)                                  Date Ceased to be a 5% Owner.  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Date: June 24, 2015

/s/ Monty J. Bennett
Monty J. Bennett